Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004-1980 Tel: 212.859.8000 Fax: 212.859.4000 www.friedfrank.com
Direct Line: (212) 859-8156 Email: paul.reinstein@friedfrank.com December 7, 2012

Via EDGAR and FEDEX

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	JDA Software Group, Inc.
Schedule TO-T filed by RP Crown Acquisition Sub, LLC,
RP Crown Parent, LLC, RP Crown Holding, LLC, RP Holding, L.L.C., RedPrairie Holding, Inc.,
New Mountain Partners III, L.P.,
New Mountain Capital, L.L.C.
Filed November 15, 2012
Amendment No. 4 to Schedule TO-T
Filed November 29, 2012
File No. 005-49467

Dear Ms. Duru:

On behalf of each of RP Crown Parent, LLC (“Parent”), RP Crown Acquisition Sub, LLC (“Purchaser”), RP Crown Holding, LLC (“Holdco”), RP Holding, L.L.C. (“RP LLC” and together with Purchaser, Parent and Holdco, the “Offerors”), RedPrairie Holding, Inc. (“RHI”), New Mountain Partners III, L.P. (“NMP”), and New Mountain Capital, L.L.C. (“NMC” and together with the Offerors, RHI and NMP, (the “Filing Persons”), set forth below is the Filing Persons’ response to the comment letter, dated December 4, 2012 (the “Comment Letter”), provided by the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Filing Persons regarding the above referenced Schedule TO-T filed with the Commission on November 15, 2012 (as the same has been and may be amended or supplemented, the “Schedule TO”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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Fried, Frank, Harris, Shriver & Jacobson LLP Ms. Mellissa Campbell Duru	December 7, 2012 Page 2

We also describe below the changes that we have made in response to the Staff’s comments in Amendment No. 6 to the Schedule TO (“Amendment No. 6”), which amendment is being filed concurrently with this response letter. For your convenience, the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the Filing Persons’ response. The Filing Persons will also provide the Staff courtesy copies of Amendment No. 6 as filed. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase filed with the Commission on November 15, 2012 (the “Offer to Purchase”) as Exhibit (a)(1)(A) to the Schedule TO.

Comment No. 1: We note your response to prior comment 2 and reissue the comment. The disclosure referenced does not clearly set forth your analysis of why financial statements are not material. Please provide further analysis to support your conclusion. If you determine that the financial statements are material and should be included in the offer document, please note the requirements of Rule 14d-3(b) to promptly report any such material changes in an amendment to Schedule TO.

As mentioned in our prior response to this comment, the Financing Proceeds Condition will be satisfied or waived at least five business days prior to the final expiration of the Offer. Upon such satisfaction or waiver, the “safe harbor” available pursuant to Instruction 2 to Item 10 of Schedule TO will be applicable because (1) the consideration offered in the Offer consists solely of cash, (2) the Offer will not be subject to any financing condition, and (3) the Offer is for all outstanding securities of the Company.

Even if the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO were not available, Instruction 1 to Item 10 of Schedule TO states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Filing Persons do not believe that the financial statements of Parent and Purchaser are material to Company stockholders for the following reasons:

•

Holdco, Parent and Purchaser are newly formed entities formed for the purpose of facilitating the acquisition of the Company. These entities have not engaged in any business except for activities related to their formation, the Offer and the Merger and arranging the related financing. The disclosure of financial statements for Holdco, Parent and Purchaser would therefore not provide Company stockholders with any additional meaningful information.

•

The Filing Persons believe that the financial statements of RP LLC, RHI and NMC would not be material to a stockholder’s decision with respect to the Offer since none of such Filing Persons has any financial obligations with respect to the Offer. In addition, the financial statements of NMP would not be material to a stockholder’s decision with respect to the Offer. NMP is a private equity fund engaged in the purchase, sale and ownership of private equity investments, and NMP has no business operations other than investing. Only the capital contributions committed by NMP, which have been previously disclosed in the Schedule TO are relevant in the context of the Schedule TO since NMP is not a party to the Merger Agreement and NMP has not agreed to contribute amounts to complete the Offer in excess of the equity commitments previously. NMP’s committed and undrawn capital exceeds the amount of its aggregate commitment to provide up to $342 million of equity financing for the Offer pursuant to the Equity Commitment Letter. No other assets that would be identified on a balance sheet for NMP or any other Filing Person are relevant to a stockholder’s decision to sell, hold or tender Shares in the Offer since such assets would not be available to fund the payment of tendered Shares in the Offer.

Fried, Frank, Harris, Shriver & Jacobson LLP Ms. Mellissa Campbell Duru	December 7, 2012 Page 3

•

If the Minimum Tender Condition and the other conditions to the Offer are satisfied, as a result of the consummation of the Offer and the consummation of the Merger immediately thereafter, all Company stockholders, whether or not such stockholders tender Shares (other than stockholders who have perfected a demand for appraisal rights under Delaware Law), will receive solely cash for such Shares and not stock or other securities of Purchaser or its affiliates. As a result, information with respect to the financial condition and results of operations of the Filing Persons would not be meaningful to any Company stockholders as such stockholders will have no ongoing interest in the business or operations of the Filing Persons after the consummation of the Offer and the consummation of the Merger immediately thereafter.

Comment No. 2: We refer to your response to prior comment 8. As acknowledged in your response, please disclose that if the filing persons were to assert the referenced condition, they would do so subject to their reasonable judgment.

In response to the Staff’s comment, Amendment No. 6 amends and supplements Section 15 of the Offer to Purchase by adding the following paragraph immediately after paragraph (e) of Section 15:

“Any determination by Purchaser to assert the non-satisfaction of condition (d)(iii) will be made in Purchaser’s reasonable discretion.”

***

In connection with the Comment Letter, each of the Filing Persons hereby acknowledges the Staff’s position that (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Fried, Frank, Harris, Shriver & Jacobson LLP Ms. Mellissa Campbell Duru	December 7, 2012 Page 4

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 859-8156.

Respectfully submitted,

/s/ Paul M. Reinstein
Paul M. Reinstein

Enclosure

cc:	Laura Fese, Esq.
Abigail Bomba, Esq.